EXHIBIT 4

                                  GLWB2 Rider


                         Ameritas Life Insurance Corp.

                         GUARANTEED LIFETIME WITHDRAWAL
                                 BENEFIT RIDER

Notwithstanding any provision in the policy to the contrary, this Guaranteed Lifetime Withdrawal Benefit (GLWB) rider becomes a part of the policy to which it is attached. This rider's provisions will prevail over any policy provisions that may be in conflict. All policy provisions that do not conflict will apply to this rider, including charges, fees, and fixed account limitations. Terms not defined in this rider have the same meaning as those in the policy.

Subject to the terms and conditions stated below, this rider provides a withdrawal benefit that guarantees a series of annualized withdrawals from the policy, regardless of the policy value, until your death or the death of the last surviving covered person.


Definitions

Benefit Phases are defined as:
     o Accumulation Phase. The period of time between the policy date and the first date of the withdrawal phase. The rider will remain in accumulation phase for at least 30 days.
     o Withdrawal Phase. The period of time beginning with the occurrence of the first withdrawal as outlined in the withdrawal phase section of this rider.
     o Guaranteed Phase. The period of time during which lifetime withdrawal benefit amount payments continue to be made, although the policy value has been reduced to zero.

Benefit Base. The amount used in conjunction with the lifetime distribution factor to determine the lifetime withdrawal benefit amount. Determined at the beginning of the withdrawal phase, the initial benefit base equals the greatest of the following:
     o    policy value
     o    premium accumulation value
     o    maximum anniversary policy value

Covered Person(s) means:
     o    The owner(s) of the policy; or
     o The annuitant(s) if the owner of the policy is a non-natural person, such as a trust; or
     o The spouses at the time the joint spousal option is selected. Once the joint spousal option is issued, no changes to the covered persons will be permitted.

Excess Withdrawal. The portion of any withdrawal taken during the withdrawal phase that makes the total of all withdrawals in a policy year exceed the lifetime withdrawal benefit amount in that policy year.

GLWBRVA 3-12                           1

Lifetime Withdrawal Benefit Amount (LWBA). The maximum amount that can be withdrawn under this rider during a policy year without reducing the benefit base.

Maximum Anniversary Policy Value. The highest policy value on any policy anniversary during the premium accumulation period shown on the GLWB policy schedule after the later of the policy date or the most recent reset date, if any.

Premium Accumulation Value. The sum of premiums paid plus interest at the premium accumulation rate compounded annually for the premium accumulation period shown on the GLWB policy schedule. This accumulation occurs during the accumulation phase beginning with the later of the policy date or the most recent reset date, if any.

The initial premium accumulation value is equal to the initial premium.

Remaining Balance. The most recently determined benefit base minus the sum of all withdrawals made since the later of the beginning of the withdrawal phase or the most recent step-up of the benefit base. The remaining balance will never be less than zero.

Rider Charge Base. The value used to calculate the monthly rider charge for each policy month. At issue the rider charge base is set equal to the initial premium. During the accumulation phase it is established on each policy anniversary as the maximum of the policy value, the premium accumulation value, and the maximum anniversary policy value. During the policy year the rider charge base is increased dollar for dollar for premiums paid since the previous policy anniversary. The rider charge base is also reduced for any withdrawals taken since the previous policy anniversary in the proportion that the withdrawal amount has to the policy value prior to the withdrawal as described in the Withdrawals section of this rider.

During the withdrawal phase the rider charge base is equal to the benefit base.

Required Minimum Distribution (RMD). The required minimum distribution amount is defined by Internal Revenue Code Section 401(a)(9) and 408(b)(3) and related regulations. It is based on the previous year-end policy value of only the policy to which this rider is attached, including the present value of additional benefits provided under the policy and any other riders attached to the policy to the extent required to be taken into account under IRS guidance.

Rider Charge

The monthly rider charge for this rider is equal to the percentage shown on the GLWB policy schedule multiplied by the rider charge base. The charge will be deducted from the policy value each month beginning with the policy date.

The rider charge is subject to change upon the rider anniversary, or upon reset as described in the Reset Feature section below. The rider charge will not exceed the maximum shown on the GLWB policy schedule. The rider charge will not be deducted after the policy value reduces to zero or if the rider is terminated.

GLWBRVA 3-12                           2

GLWB Asset Allocation

While this rider is in force, your premium payments and policy value must be allocated to one of the permitted asset allocation models ("GLWB Models") offered by us in a GLWB asset allocation program and approved for use with this rider.

You may maintain policy value in only one GLWB Model at any given time. A GLWB Model may be comprised of allocation to a single investment option or among multiple investment options. The GLWB Model allocations may be periodically adjusted among then current or new investment option(s) in accordance with the asset allocation program. The GLWB Models and any other investment restrictions are subject to periodic rebalancing. We reserve the right to offer GLWB Models with or without an asset allocation program.

Premium payments will be credited to a GLWB Model and withdrawals will be deducted from a GLWB Model according to the current GLWB Model allocation. If a GLWB Model consists of multiple investment options, all premium payments will be credited pro rata among the investment options according to the allocation for the current GLWB Model and all withdrawals will be deducted pro rata from the investment options according to the allocation for the current GLWB Model.

You may transfer your total policy value from one permitted GLWB Model to another permitted GLWB Model. Changes to your premium payment allocation or policy value allocation outside the permitted GLWB Model will terminate the rider.

We reserve the right to create new GLWB Models or discontinue one or more GLWB Models at any time. If a GLWB Model is to be discontinued, we will notify you at least 30 days prior to the change. If we have not received alternate instructions from you prior to the change, we will transfer all policy value from the discontinued GLWB Model to a default GLWB Model as specified in the notice. You may later request to transfer your total policy value from the default GLWB Model to any remaining permitted GLWB Model.

We may close one or more GLWB Models to additional premium payments and transfers. We will notify you at least 30 days prior to the closure(s). If you wish to make additional premium payments, you will be required to transfer your total policy value to another GLWB Model for which additional premium payments are permitted.

Continuation of Rider by Surviving Spouse for Single Life Option

This section applies only to policies issued as nonqualified, or to policies issued as regular, SEP, SIMPLE, or Roth IRA's.

     1. If the covered person dies during the accumulation phase of this rider and if the surviving spouse of the deceased covered person has attained the age of 50, the surviving spouse may elect to continue this rider for his or her life in accordance with its terms.

GLWBRVA 3-12                           3

          If the surviving spouse so elects, the rider will continue in the accumulation phase and the premium accumulation value and maximum anniversary policy value will be set equal to the policy value. The rider charge will equal the rider charge in effect for new issues of the same rider and will not exceed the maximum rider charge shown on the GLWB policy schedule. If the surviving spouse has not reached attained age 50, the rider will terminate.

     2. If the covered person dies during the withdrawal phase, the surviving spouse of the deceased covered person may elect to continue the policy in accordance with its terms. Total annual withdrawals, not to exceed the LWBA in effect on the date of the covered person's death, will be allowed until such time that the remaining balance is reduced to zero. No step-up of the benefit base is available after the covered person's death.

                               ACCUMULATION PHASE

Reset Feature

On each policy anniversary during the accumulation phase, the premium accumulation value will be reset to the policy value, if it is greater.

At the time of a reset:
     1.   A new premium accumulation period begins for the:
          a.   premium accumulation value; and
          b.   maximum anniversary policy value.

     2. If the rider charge increases, we will notify you at least 30 days prior to the policy anniversary. The rider charge for the rider will be specified in the notice and will not exceed the maximum charge shown on the GLWB policy schedule.

     3. You can decline the rider charge increase by sending us written notice no later than 10 days prior to the policy anniversary. If you decline the rider charge increase, the reset feature will be suspended and the rider charge percentage will remain unchanged for the current policy year.

On and after each reset, the provisions of this rider will apply in the same manner as they applied when the rider was issued. The deduction of charges, limitations on withdrawals, and any future reset options available on and after the most recent reset will again apply and will be measured from the most recent reset.

Withdrawals

You are permitted to request one withdrawal per policy year during the accumulation phase without initiating the withdrawal phase. You must indicate your wish to exercise this provision at the time you request the withdrawal. The withdrawal can be no sooner than 30 days after the policy issue date. The premium accumulation rate used in the policy year in which the withdrawal is taken is shown on the policy schedule.

GLWBRVA 3-12                           4

A second request for a withdrawal in a policy year will automatically transition the rider to the withdrawal phase as described below.

A withdrawal will reduce the rider charge base, premium accumulation value and the maximum anniversary policy value in the same proportion that the withdrawal amount has to the policy value prior to the withdrawal. The rider charge base, premium accumulation value and maximum anniversary policy value, respectively, after the withdrawal, will be equal to (a) minus the result of multiplying (a) by the quotient of (b) divided by (c) as shown in the following formula:

          a - (a X (b/c))

          where:
          a =     rider charge base, premium accumulation value or maximum
                  anniversary policy value prior to the withdrawal;
          b =     withdrawal amount;
          c =     policy value prior to the withdrawal.


                                WITHDRAWAL PHASE

You may choose to begin withdrawal payments no sooner than 30 days after the policy issue date, and no later than 60 days after the date we receive the properly completed service forms in our client service office.

Benefit Base

The benefit base is established at the beginning of the withdrawal phase. It is not used to determine other benefits or features of the policy or this rider.

The benefit base is adjusted downward due to an excess withdrawal and upward due to step-up or additional premium payments.

Lifetime Withdrawal Benefit Amount

We guarantee that you can withdraw up to the LWBA during the withdrawal phase, regardless of policy value, until the death of the last covered person. Total withdrawals in a policy year that do not exceed the LWBA will not be subject to withdrawal charges as provided by the base policy and any other rider issued with the base policy. The LWBA is determined by applying the lifetime distribution factor to the benefit base. The lifetime distribution factor corresponds to the attained age of the youngest covered person at the beginning of the withdrawal phase. The lifetime distribution factor is shown on the GLWB policy schedule and it will never change once it is established.

At any time that the benefit base is adjusted, the LWBA is redetermined by applying the lifetime distribution factor to the adjusted benefit base.

GLWBRVA 3-12                           5

You have the choice of receiving withdrawals on an annual, semi-annual, quarterly, or monthly basis. If periodic withdrawals would be or become less than $100, we will change the frequency of withdrawals to an interval that will result in a payment of at least $100.

Impact of Withdrawals on Benefit Base

Withdrawals taken during the withdrawal phase may impact the benefit base. Total withdrawals in a policy year up to the LWBA will not reduce the benefit base and will not impact LWBA.

If you are required to take RMD from the policy and the RMD exceeds the LWBA, the portion of the RMD that is greater than the LWBA will not be treated as an excess withdrawal. Any withdrawal amount that causes total withdrawals in a policy year to exceed the greater of the LWBA or the RMD will be treated as an excess withdrawal.

At the time a withdrawal is taken, if the total withdrawals in a policy year exceed the LWBA, the excess will be considered as an excess withdrawal. Excess withdrawals will proportionally reduce the benefit base. The proportional reduction in the benefit base is equal to the quotient of (x) divided by the result of subtracting (z) minus (x) from (y):

                    x
               ------------
               (y - (z - x))

               where:
               x = excess withdrawal amount with respect to LWBA;
               y = policy value immediately prior to the withdrawal; z = total amount of the current withdrawal.

A reduction in the benefit base will reduce the LWBA. No excess withdrawals will be allowed when the policy value is zero.

If an excess withdrawal reduces the LWBA to an amount less than $100, we will pay the remaining balance in a lump sum. The rider and its benefits will be terminated.

Step-up of Benefit Base

On each policy anniversary during the withdrawal phase, we will compare the policy value to the benefit base. If the policy value is greater than the benefit base on any anniversary, we will increase the benefit base to equal the policy value and recalculate the LWBA, which will increase the LWBA.

Additional Premiums

Additional premium payments made during the withdrawal phase will:
     1.   increase the policy value according to the provisions of the policy;
          and
     2.   increase the benefit base; and
     3.   increase the LWBA.

GLWBRVA 3-12                           6

Premium payments made during the withdrawal phase may not exceed the limits shown on the policy schedule without our prior approval. Premium payments will not be accepted if the policy value is zero.


                                GUARANTEED PHASE

If a withdrawal (including an RMD) reduces the policy value to zero and at least one covered person is still living, the following will apply:
     1.   the monthly rider charge will no longer be deducted; and
     2. the LWBA will be provided until the death of the last surviving covered person under a series of pre-authorized withdrawals according to a frequency selected by the owner, but no less frequently than annually; and
     3.   no additional premiums will be accepted; and
     4.   no additional step-ups will occur; and
     5. any remaining balance will not be available for payment in a lump sum and may not be applied to provide payments under an annuity option; and
     6. the policy and any other riders will cease to provide any death benefits.


                                 DEATH BENEFIT

Upon the death of the last covered person, provided the rider is not in the guaranteed phase, the beneficiary will select to receive either the death benefit as provided by the policy and other riders, as applicable, or the distribution of the remaining balance accomplished through the payment of the LWBA subject to the IRS regulations as relating to RMD until such time that the remaining balance is zero.

If the last surviving covered person dies and the policy value is zero as of the date of death, any remaining balance will be distributed to the beneficiary through the payment of the LWBA until such time that the remaining balance is zero.


                              TERMINATION OF RIDER

Except as otherwise provided under the Continuation of Rider by Surviving Spouse for Single Life Option, this rider will terminate without value on the earliest occurrence of any of the following dates:
     1.   the date of death of the last surviving covered person;
     2. the date there is a change of owner that results in a change of covered person;
     3. the date annuity payments commence under an annuity income option as described in the policy;
     4. the date an excess withdrawal is taken such that the LWBA is less than $100;
     5.   the date any investment restriction is violated;
     6. the date the owner(s) provide us with written notice to terminate either this rider or the policy.

GLWBRVA 3-12                           7

If annuity payments are to commence under #3 above, at the maximum annuity date, the owner may select one of the following options:
     1. apply the policy value under an annuity income option described in the policy; or,
     2. receive periodic annualized payments equal to the LWBA that would otherwise be determined at that time through a life contingent annuity.


                         AMERITAS LIFE INSURANCE CORP.



      /s/ JoAnn M. Martin                        /s/ Robert-John H. Sands

            President                                      Secretary

GLWBRVA 3-12                           8